
December 20, 2022

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
500 Yale Avenue North
Seattle, WA 98109

      Re: Arrived Homes, LLC
           Amended Offering Statement No. 35 on Form 1-A
           Filed December 15, 2022
           File No. 024-11325

Dear Ryan Frazier:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Ambrogi at 202-551-4821 or Jeffrey Gabor at 202-551-2544 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: John Rostom, Esq.